Filed by Syneron Medical Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Candela Corporation Subject Company's Commission File No.: 000-14742

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September, 2009

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Entry into a Material Definitive Agreement.

        On September 8, 2009, Syneron Medical Ltd., a company organized under the laws of the State of Israel (“Syneron”), Syneron Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Syneron (“Sub”), and Candela Corporation, a Delaware corporation (“Candela”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the combination of Syneron and Candela through the merger (the “Merger”) of Sub with and into Candela on the terms and subject to the conditions thereof. The Merger Agreement has been approved by the Boards of Directors of Syneron and Candela and is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. Syneron and Candela currently expect to complete the Merger by the end of 2009.

        At the effective time of the Merger (the “Effective Time”), each outstanding share of Candela common stock will be converted into the right to receive 0.2911 Syneron ordinary shares (the “Exchange Ratio”). Additionally, at the Effective Time, Syneron will assume all outstanding options to acquire shares of Candela common stock and outstanding Candela stock appreciation rights that are “in the money” (i.e. that have an exercise price less than or equal to the product of (x) the price per share of Syneron’s ordinary shares on the NASDAQ Global Select Market immediately prior to the Effective Time and (y) the Exchange Ratio). In addition, Syneron will assume all outstanding options to acquire shares of Candela common stock and outstanding Candela stock appreciation rights that are subject to the terms of certain executive retention agreements entered into by Candela with certain of its executive officers, pursuant to the obligations set forth in those agreements.

        Following the close of the transaction, Louis P. Scafuri, Syneron’s current Chief Executive Officer, will be Chief Executive Officer of the combined company and Dr. Shimon Eckhouse, Syneron’s current Chairman of the Board of Directors, will remain Chairman of Syneron. Gerard E. Puorro, Candela’s current Chief Executive Officer, will join Syneron’s Board of Directors. The management team for the combined company will be comprised of executives from each organization.

        The conditions to the Merger include the adoption and approval of the Merger by the stockholders of Candela and, in furtherance thereof, the Board of Directors of Candela has agreed to recommend approval of the Merger to the Candela stockholders. In addition, Candela and Syneron have each made customary representations, warranties, covenants and other agreements in the Merger Agreement, the accuracy of and compliance with which (to the standard specified in the Merger Agreement) are conditions to the other party’s obligation to consummate the Merger.

        The Merger Agreement provides that the consummation of the Merger is also subject to various other customary conditions, including: (i) any necessary anti-trust approvals; (ii) the effectiveness of a registration statement on Form F-4 to be filed by Syneron to register the ordinary shares of Syneron to be issued in the Merger; and (iii) the approval of those shares for listing on the NASDAQ Global Select Market.

        The Merger Agreement also contains a customary “no-shop” covenant which prohibits Candela from soliciting any alternative acquisition proposals, participating in any negotiations or discussions with any person relating to any alternative acquisition proposal, providing any information to any person in connection with any alternative acquisition proposal, approving, endorsing or recommending any alternative acquisition proposal, or entering into any agreement relating to any alternative acquisition proposal. The “no-shop” provision is subject to certain exceptions that permit the board of directors of Candela to comply with its fiduciary duties, which, under certain circumstances, would enable Candela to provide information to, and engage in discussions or negotiations with, third parties with respect to alternative acquisition proposals.

        The Merger Agreement provides for certain customary termination rights for both Candela and Syneron and further provides that, upon termination under specified circumstances, Candela will be obligated to pay to Syneron a termination fee. The termination fee payable by Candela is $2,600,000.

        The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed today by Candela as Exhibit 2.1 to its Current Report on Form 8-K and is incorporated herein by reference.

        The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Syneron or Candela. The Merger Agreement contains representations, warranties and covenants that Syneron and Candela made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement between Syneron and Candela and may be subject to important qualifications and limitations agreed to by Candela and Syneron in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between Syneron and Candela rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Syneron’s or Candela’s public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

Voting Agreements

        Concurrently with the execution of the Merger Agreement, each of the directors and executive officers of Candela entered into Voting Agreements (the “Voting Agreements”) with Syneron. The Voting Agreements provide, among other things, that each such person will vote all of the shares of Candela common stock beneficially owned by such person in favor of the Merger and against any opposing proposal. The Voting Agreements relate to an aggregate of approximately 3% of the outstanding Candela common stock and will also apply to any shares of Candela common stock acquired by each director and executive officer of Candela between the date the Voting Agreements were executed and the date the Merger is completed. The Voting Agreements terminate upon the earlier of the consummation of the Merger, the termination of the Merger Agreement or upon the mutual written agreement of the parties; provided, however, that, subject to certain exceptions, the Voting Agreements provide that the directors and executive officers of Candela will not dispose of any ordinary shares of Syneron that they may receive in the Merger for a period of 180 days following the closing of the Merger.

        The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement which was filed today by Candela as Exhibit 99.1 to its Current Report on Form 8-K and is incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

        In connection with the combination of Syneron and Candela pursuant to an Agreement and Plan of Merger (the “Merger”), Syneron will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Candela and a prospectus of Syneron and other relevant materials in connection with the proposed transactions. Candela will file the same proxy statement/prospectus with the SEC as well as mail it to Candela stockholders. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant material when they become available because these materials will contain important information about Syneron, Candela and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. Free copies of the documents filed with the SEC by Syneron will be available on the investor relations portion of Syneron’s website at www.syneron.com. In addition, free copies of the documents filed with the SEC by Candela will be available on the investor relations portion of Candela’s website at www.candelalaser.com. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

        Statements in this document regarding the proposed transaction between Syneron and Candela , including, without limitation, the expected timetable for completing the transaction, statements related to the anticipated consummation of the proposed combination of Syneron and Candela, management of the combined company, the benefits of the proposed combination, the future financial performance of Syneron after the proposed combination, and any other statements regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of Syneron and Candela to satisfy the closing conditions and consummate the transaction, including obtaining the approval of the transaction by Candela’s stockholders; the risk that the businesses may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transaction make it more difficult to maintain relationships with customers, employees, or suppliers; and the other risks set forth in Syneron’s most recent Annual Report on Form 20-F and Candela’s most recent Annual Report on Form 10-K, as well as the other factors described in the filings that Syneron and Candela make with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron’s and Candela’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

        In addition, the statements in this document reflect the expectations and beliefs of Syneron and/or Candela of the date of this document. Syneron and Candela anticipate that subsequent events and developments will cause their expectations and beliefs to change. However, while Syneron and Candela may elect to update these forward-looking statements publicly in the future, they specifically disclaim any obligation to do so. The forward-looking statements of Syneron and/or Candela do not reflect the potential impact of any future dispositions or strategic transactions, including the Merger, that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron’s or Candela’s views as of any date after the date of this document.

        On September 9, 2009, Syneron and Candela issued a joint press release announcing, among other things, the execution of the Merger Agreement. A copy of the joint press release is attached to this Form 6-K and is incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD. By: /s/ Fabian Tenebaum —————————————— Fabian Tenebaum Chief Financial Officer

Date: September 9, 2009

September 9, 2009

Syneron Medical Ltd. and Candela Corporation to Merge
Creating a Leading Global Aesthetic Device Company

Combination of Syneron and Candela creates the most comprehensive aesthetic device product portfolio in the industry – and advances
Syneron's presence in international markets and among core physicians

Yokneam, Israel and Wayland, MA, September 9, 2009 – Syneron Medical Ltd. (NASDAQ:ELOS) and Candela Corporation (NASDAQ:CLZR) announced today that they have entered into a definitive agreement to combine the companies in an all stock transaction. This strategic combination, unanimously approved by the Boards of Directors of both companies, will create a global leader in medical aesthetic devices. The transaction is expected to be completed by year-end 2009.

Under the terms of the merger agreement, Candela shareholders will receive 0.2911 ordinary shares of Syneron for each share of Candela common stock they own. Based upon the closing stock price of Syneron common stock on September 8, 2009, this represents $2.84 per share of consideration to be received by Candela shareholders, or a total consideration of approximately $65 million. The consideration represents a premium of approximately 51% to the closing stock price of Candela common stock on September 8, 2009. It is anticipated that the transaction will be tax free to Candela shareholders. Syneron shareholders will retain their shares.

“The combination of Syneron and Candela brings together two well-respected industry leaders in aesthetic medical devices,” said Louis P. Scafuri, Chief Executive Officer of Syneron. “The product portfolio and commercial infrastructure of Syneron and Candela are highly complementary. The combined company will be extremely well positioned to benefit from an improving macroeconomic climate. We are going to take our time to build the right customer-focused organization for long-term growth and market leadership. At this initial stage, we are less concerned with driving immediate synergies that might risk disruption and compromise our ability to take advantage of the opportunities ahead.”

Scafuri continued, “Candela has been a pioneer in our industry for nearly 40 years. We highly respect the achievements of Candela’s leadership team and look forward to welcoming Candela’s world-class sales force and product development organizations to Syneron where they will play a crucial role in our future success. We are committed to maintaining the integrity of the Candela brand and its long standing reputation for quality, efficacy and unparalleled customer support. I would also like to recognize the Syneron team for enabling us to be in a position to take this important step in the development of our company.”

“This transaction is a positive outcome for our shareholders, employees and customers,” said Gerard E. Puorro, President and CEO of Candela. “This combination creates an industry global leader with the critical mass, product portfolio, culture of innovation and financial strength required to succeed in the current market environment. The transaction provides our shareholders with attractive value today, as well as an opportunity to participate in the long-term prospects of the combined company.”

The new company will have proforma annualized revenue totaling over $180 million, based on the quarter ended June 30, 2009, ranking it among the leading medical aesthetic device companies in the industry. The combined company will have a global presence, with approximately 62% of revenue generated from outside the United States, as well as a balanced customer mix between “core physicians” (dermatologists and plastic surgeons) and “non-core physicians” with an approximate split of 55% core and 45% non-core. The company expects to generate a meaningful amount of recurring revenue in the future, with Candela’s service revenue complementing Syneron’s recently announced initiative to shift toward a consumables-oriented business model. The combined company will have significant financial strength, with more than $240 million in cash and no debt on a proforma basis as of June 30, 2009.

Fabian Tenenbaum, Syneron’s Chief Financial Officer, noted, “In the challenging recent economic environment, both companies have dramatically reduced operating expenses, which positions the combined company, post integration, to be profitable and the transaction to be accretive to our earnings as market conditions normalize.”

Transaction Terms

Under the terms of the merger agreement, Candela shareholders will receive 0.2911 shares of Syneron ordinary share for each share of Candela common stock they own. Syneron will issue 6.7 million shares to acquire Candela. Upon completion of the transaction, Syneron shareholders will own approximately 80 percent of the combined company and Candela shareholders will own approximately 20 percent.

Syneron will maintain its corporate headquarters in Israel and North American office in Irvine, CA. Candela will operate as a wholly-owned subsidiary of Syneron and maintain their offices in Wayland, MA, as well as subsidiary operations in Australia, France, Germany, Italy, Japan, Portugal, Spain and the United Kingdom.

Following the close of the transaction, Louis P. Scafuri will remain Chief Executive Officer of the combined company and Dr. Shimon Eckhouse will remain Chairman of the Board of Directors. Gerard E. Puorro will join Syneron’s Board of Directors. The management team for the combined company will be comprised of executives from each organization.

The transaction is subject to approval of Candela’s shareholders as well as customary closing conditions and necessary anti-trust approvals. The transaction is expected to close by year-end 2009.

Advisors

In connection with the transaction, Leerink Swann LLC is acting as exclusive financial advisor to Syneron, with Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. and Morrison & Foerster LLP serving as its legal counsel. Houlihan Lokey is acting as exclusive financial advisor to Candela, and Goodwin Procter LLP is legal counsel.

Conference Call and Webcast

Syneron and Candela management will host a conference call and a live webcast today, Wednesday, September 9 at 8:30 a.m. (ET) to discuss the transaction. Interested participants may participate in the conference call on the following dial-in numbers:

US (toll free): 866-835-8906
International: 703-639-1413

Investors and other interested parties can also access a live webcast of the conference call through the Investor Overview page on Syneron’s website at www.syneron.com or Candela’s website at www.candelalaser.com under Investor Relations. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on both websites.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, CA, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

About Candela Corporation

Candela Corporation manufactures, and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Founded near Boston in 1970, the company markets and services its products in 86 countries from offices and distributors in the United States, Europe, Japan, China and other Asian locations. Candela established the aesthetic laser market 20 years ago, and currently has an installed base of over 14,000 systems worldwide. Visit Candela on the Web at http://www.candelalaser.com.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

        In connection with the combination of Syneron Medical Ltd. and Candela Corporation pursuant to an Agreement and Plan of Merger (the “Merger”), Syneron Medical Ltd. will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Candela Corporation and a prospectus of Syneron Medical Ltd. and other relevant materials in connection with the proposed transactions. Candela Corporation will file the same proxy statement/prospectus with the SEC as well as mail it to Candela Corporation stockholders. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant material when they become available because these materials will contain important information about Candela Corporation, Syneron Medical Ltd. and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, free copies of the documents filed with the SEC by Candela Corporation will be available on the investor relations portion of Candela Corporation’s website at www.candelalaser.com. Free copies of the documents filed with the SEC by Syneron Medical Ltd. will be available on the investor relations portion of Syneron Medical Ltd.‘s website at www.syneron.com. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

        Candela Corporation, Syneron Acquisition Sub, Inc., Syneron Medical Ltd. and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Candela Corporation in connection with the Merger. Information about those executive officers and directors of Candela Corporation and their ownership of Candela Corporation common stock is set forth in Candela Corporation’s proxy statement, which was filed with the SEC on November 12, 2008 and is supplemented by other public filings made, and to be made, with the SEC. Information about those executive officers and directors of Syneron Medical Ltd. is set forth in Syneron Medical Ltd.‘s Annual Report on Form 20-F for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on March 24, 2009 and is supplemented by other public filings made, and to be made, with the SEC. Investors and security holders may obtain additional information regarding the direct and indirect interests of Candela Corporation, Syneron Acquisition Sub, Inc. Syneron Medical Ltd. and their respective executive officers and directors in the Merger by reading the proxy statement/prospectus and the other filings and documents referred to above.

        SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

        Statements in this document regarding the proposed transaction between Candela Corporation and Syneron Medical Ltd., including, without limitation, the expected timetable for completing the transaction, statements related to the anticipated consummation of the proposed combination of Candela Corporation and Syneron Medical Ltd., management of the combined company, the benefits of the proposed combination, the future financial performance of Syneron Medical Ltd. after the proposed combination, and any other statements regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of Candela Corporation and Syneron Medical Ltd. to satisfy the closing conditions and consummate the transaction, including obtaining the approval of the transaction by Candela Corporation’s stockholders; the risk that the businesses may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transaction make it more difficult to maintain relationships with customers, employees, or suppliers; and the other risks set forth in Candela Corporation and Syneron Medical Ltd.‘s most recent Annual Report on Form 10-K and Form 20-F, respectively, as well as the other factors described in the filings that Candela Corporation and Syneron Medical Ltd. make with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Candela Corporation and Syneron Medical Ltd.‘s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

        In addition, the statements in this document reflect the expectations and beliefs of Candela Corporation and/or Syneron Medical Ltd. as of the date of this document. Candela Corporation and Syneron Medical Ltd. anticipate that subsequent events and developments will cause their expectations and beliefs to change. However, while Candela Corporation and Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, they specifically disclaim any obligation to do so. The forward-looking statements of Candela Corporation and/or Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions, including the Merger that may be undertaken. These forward-looking statements should not be relied upon as representing Candela Corporation or Syneron Medical Ltd.‘s views as of any date after the date of this document.

Syneron Contacts:

Fabian Tenenbaum, Chief Financial Officer
+ 972 73 244 2283
email: fabiant@syneron.com

Judith Kleinman, VP Investor Relations
+972 54 646 1688
Email: ir@syneron.com

Candela Contact:

Robert E. Quinn, Senior Vice President, Finance & Administration & Chief Financial Officer
508-358-7400
email: bob.quinn@candelalaser.com